LOAN AGREEMENT

THIS LOAN AGREEMENT (this "Agreement") dated this 1st day of November, 2016

BETWEEN:

Anshu Sharma M.D. of 12100 Elm Creek Blvd, Maple Grove, MN, 55369
(the "Lender")

OF THE FIRST PART

AND

Crosscode Inc. of 12785 74th Avenue North, Maple Grove, MN, 55311
(the "Borrower")

OF THE SECOND PART

IN CONSIDERATION OF the Lender loaning certain monies (the "Loan") to the Borrower, and the Borrower repaying the Loan to the Lender, both parties agree to keep, perform and fulfill the promises and conditions set out in this Agreement:

Loan Amount & Interest

1. The Lender promises to loan $309,745.00 USD to the Borrower and the Borrower promises to repay this principal amount to the Lender, with interest payable on the unpaid principal at the rate of 9.99 percent per annum, calculated yearly not in advance, beginning on November 1, 2016.

Payment

2. This Loan will be repaid in consecutive monthly installments of principal and interest commencing on November 15th, 2016 and continuing on the fifteenth of each following month until November 1st, 2023 with the balance then owing under this Agreement being paid at that time.

3. At any time while not in default under this Agreement, the Borrower may pay the outstanding balance then owing under this Agreement to the Lender without further bonus or penalty.

Default

4. Notwithstanding anything to the contrary in this Agreement, if the Borrower defaults in the performance of any obligation under this Agreement, then the Lender may declare the principal amount owing and interest due under this Agreement at that time to be immediately due and payable.

5. If the Borrower defaults in payment as required under this Agreement or after demand for ten (10) days, the Security will be immediately provided to the Lender and the Lender is granted all rights of repossession as a secured party.

Extra Clause

6. A monthly payment inclusive of $5290 which includes loan payment and insurance premium to be paid electronically on the 15th of each month. Interest accrued upto November 15, 2016 will be deducted from the loan disbursement.

Reimbursable Service Fee: Debtor acknowledges and agrees that a portion of the sum represented by the Agreement and disbursed at closing from the loan proceeds in the amount of $6,750.00 shall be set aside from the initial disbursement as a Reimbursable Servicing Fee ("Servicing Fee"), which amount shall be maintained at all times during the term of the Agreement. Debtor hereby authorizes Creditor to establish said Servicing Fee and to deduct from the Servicing Fee, in the event of non-payment of the Agreement or other default by Debtor under the Loan Documents, the accrued interest on the outstanding balance of the loan on the day of the month established as the date on which each monthly installment payment is due during the term of the Loan, in addition to any late fees incurred by Debtor. During the term of the Agreement, Debtor will pay all interest accruing and due pursuant to the terms of the Agreement, on a current basis, from borrower's separate funds, without invasion of the Servicing Fee. Creditor is hereby authorized to debit the account designated by Debtor for automatic payment withdrawals for any deficient amounts in the Servicing Fee, such that the balance remains at the required amount. Servicing Fee shall be maintained in an account established and maintained with Creditor, which account may, at Creditor's sole election, commingle such funds with other funds of Creditor retained for such purposes. Such account may or may not be, at Creditor's sole discretion, interest bearing. In the event that such account is interest bearing, Debtor agrees that any interest earned thereon shall be retained by



Creditor without application to the outstanding principal balance, any interest accruing thereon or costs or expenses of the Loan. Provided that the Servicing Fee has not been depleted and the Loan is not otherwise in default, at maturity or upon the payoff of the Agreement, the funds constituting the Servicing Fee, or so much of such funds as remain in the Servicing Fee, if any, shall be returned to Debtor within thirty (30) days after the loan maturity or payoff date.

Security

7. This Loan is secured by the following security (the "Security"): Personal Guarantee by Aditya Sharma.
   Additionally, Life Insurance Policy to be taken by Aditya Sharma favoring Anshu Sharma as the beneficiary for the loan amount. Policy premium of $107/month to be added to the monthly payment towards re-payment.

8. The Borrower grants to the Lender a security interest in the Security until this Loan is paid in full. The Lender will be listed as a lender on the title of the Security whether or not the Lender elects to perfect the security interest in the Security. The Borrower will do everything necessary to assist the Lender in perfecting its security interest.

Governing Law

9. This Agreement will be construed in accordance with and governed by the laws of the State of Minnesota.

Costs

10. All costs, expenses and expenditures including, without limitation, the complete legal costs incurred by enforcing this Agreement as a result of any default by the Borrower, will be added to the principal then outstanding and will immediately be paid by the Borrower.

Binding Effect

11. This Agreement will pass to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Borrower and Lender. The Borrower waives presentment for payment, notice of non-payment, protest, and notice of protest.

Amendments

12. This Agreement may only be amended or modified by a written instrument executed by both the Borrower and the Lender.

Severability

13. The clauses and paragraphs contained in this Agreement are intended to be read and construed independently of each other. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

General Provisions

14. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine mean and include the feminine and vice versa.

Entire Agreement

15. This Agreement constitutes the entire agreement between the parties and there are no further items or provisions, either oral or otherwise.

IN WITNESS WHEREOF, the parties have duly affixed their signatures under hand and seal on this 1st day of November, 2016.

SIGNED, SEALED, AND DELIVERED
this 1st day of November, 2016.



Anshu Sharma M.D.

SIGNED, SEALED, AND DELIVERED

this 1st day of November, 2016.

CROSSCODE INC.
17285 74th Avenue North
MAPLE GROVE, MN 55311

Crosscode Inc.



Aditya Sharma

President & CEO